UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

theglobe.com, inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88335R101
(CUSIP Number)

Fairwood Peninsula Energy Corporation

5949 Sherry Lane, Suite 950

Dallas, TX 75225

(214) 369-5695

with copies to:

Bruce Rosetto, Esq.

Greenberg Traurig, P.A.

5100 Town Center, Suite 400

Boca Raton, FL 33486

(561) 955-7625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88335R101

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1 NAME OF REPORTING PERSONS Fairwood Peninsula Energy Corporation
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 312,825,952
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 312,825,952
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,825,952
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14 TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88335R101

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1 NAME OF REPORTING PERSONS Delfin Midstream LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 312,825,952
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 312,825,952
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,825,952
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14 TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88335R101

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Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of theglobe.com, inc., a Delaware corporation (the “Issuer”). The Issuer’s principal offices are located at 1500 Cordova Road, Suite 302, Fort Lauderdale, FL 33316.

Item 2. Identity and Background

(a)-(c), (f)

This Schedule 13D is being filed on behalf of Fairwood Peninsula Energy Corporation, a Delaware corporation (“Fairwood”), and Delfin Midstream LLC, a Delaware limited liability company and subsidiary of Fairwood (“Delfin Midstream”, and together with Fairwood, the “Reporting Persons”). The principal business of each of Fairwood and Delfin Midstream is the development and operation of oil and gas assets. The address of the principal office for each Reporting Person is 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Fairwood Welbeck Natural Resources Pte. Ltd. (“FWNR”) owns approximately 28% of the equity interests of Fairwood and may be deemed to control Fairwood.  The address of the principal office for FWNR is c/o Toombs Hall & Foster, LLP, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Talisman Global Capital Master, L.P. (“Talisman”) and its affiliated entities owns approximately 29% of the equity interests of Fairwood and may be deemed to control Fairwood.  Talisman is affiliated with two of Fairwood’s directors. The address of the principal office for Talisman is 510 Madison Avenue, 7th Floor, New York, NY 10022.

To the best knowledge of the Reporting Persons, the name, residence or business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.

(d)-(e)

During the last five years, neither of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A) (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

The responses to Item 4, Item 5 and Item 6 of this Schedule 13D are incorporated herein by reference.

On December 31, 2017, Delfin Midstream purchased, using working capital, 312,825,952 Shares (the “Purchased Shares”) from Michael S. Egan, Mr. Egan’s spouse, S. Jacqueline Egan, various grantor retained annuity trusts for the benefit of Mr. Egan’s children, and Dancing Bear Investments, Inc., E&C Capital Partners, LLLP, E&C Capital Partners II, LLLP, and The Registry Management Company, LLC, each of which is controlled, directly or indirectly, by Mr. Egan. (each a “Seller” and collectively the “Sellers”). The purchase and sale of the Purchase Shares were made pursuant to the Common Stock Purchase Agreement, dated as of December 20, 2017 (the “Purchase Agreement”), by and among Delfin Midstream and the Sellers. The purchase price for the Purchased Shares was $25,000.

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The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.  Purpose of Transaction

The responses to Item 3, Item 5 and Item 6 of this Schedule 13D are incorporated herein by reference.

Pursuant to the terms of the Purchase Agreement, Mr. Egan, Chief Executive Officer and Chairman, Edward A. Cespedes, President, Treasurer and Chief Financial Officer and Director, and Robin S. Lebowitz, Vice President of Finance and Director, resigned from the board of directors of the Issuer (the “Board”) and their respective officer positions with the Issuer, and William R. (Rusty) Nichols was appointed as Chairman of the Board and President, Chief Executive Officer and Chief Financial Officer of the Issuer. Mr. Nichols remains the sole director of the Board and the sole officer of the issuer.

Delfin Midstream acquired the Purchased Shares pursuant to the Purchase Agreement to gain control of the Issuer and to appoint Mr. Nichols as the sole director of the Board and officer of the Issuer to carry out the business and operations of the Issuer. In addition, Delfin Midstream currently anticipates that it may enter into an agreement with the Issuer to merge into the Issuer, sell its assets to the Issuer or otherwise consolidate all or substantially all of the Issuer’s business with Delfin Midstream. It is anticipated that any such transaction, if and when consummated, would involve one or more of the following: (1) the issuance of additional Shares or other equity securities of the Issuer to the equity holders of the Reporting Persons, resulting in a change of control; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (3) a change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (4) a material change in the present capitalization or dividend policy of the Issuer; (5) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (6) actions similar to any of those enumerated above. However, there can be no assurance that the Issuer will be successful in consummating any such transaction in the near future, if at all.

In addition, the Reporting Persons intend to review on a continuing basis their ownership of Shares and may from time to time, increase or decrease their ownership of Shares depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Based on an evaluation of these and other similar considerations, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Shares as they deem appropriate in light of the circumstances existing from time to time.

Except as set forth in this Schedule 13D and in connection with the purchase and sale of the Purchased Shares described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The responses to Item 3, Item 4 and Item 6 of this Schedule 13D are incorporated herein by reference.

(a) & (b)

As a result of the purchase and sale of the Purchased Shares, Delfin Midstream beneficially owns and may be deemed to have shared voting and dispositive power with respect to 312,825,952 Shares, representing approximately 70.9% of the Issuer’s outstanding Shares (based upon the 441,484,838 Shares outstanding as of October 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 13, 2017).

CUSIP No. 88335R101

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Fairwood, as the parent of Delfin Midstream, may be deemed to beneficially own and have shared voting and dispositive power with Delfin Midstream with respect to 312,825,952 Shares, representing approximately 70.9% of the Issuer’s outstanding Shares.

(c)       Except as described herein, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Persons or any of the persons listed on Schedule A.

(d)       To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 of this Schedule 13D are incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of the persons listed on Schedule A and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

A	Common Stock Purchase Agreement, dated as of December 20, 2017, by and among Delfin Midstream LLC, Michael S. Egan, S. Jacqueline Egan, various grantor retained annuity trusts for the benefit of Mr. Egan’s children, Dancing Bear Investments, Inc., E&C Capital Partners, LLLP, E&C Capital Partners II, LLLP, and The Registry Management Company, LLC (filed herewith).

B	Joint Filing Agreement, by and between the Reporting Persons, dated as of January 10, 2018 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2018

Fairwood Peninsula Energy Corporation

	By:	/s/ Frederick Jones
	Name:	Frederick Jones
	Title:	Chief Executive Officer

Delfin Midstream LLC

	By:	/s/ Frederick Jones
	Name:	Frederick Jones
	Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following is a list of the executive officers and directors of each Reporting Person setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached. Unless otherwise indicated below, the principal business address for each of the individuals listed below is c/o Fairwood Peninsula Energy Corporation, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Fairwood Peninsula Energy Corporation (“Fairwood”)

Board of Directors

Name	Principal Occupation or Employment	Principal Business Address	Citizenship
Frederick Jones	Chief Executive Officer, Fairwood		New Zealand
Peter Gill	Investor		United States
Jason Kalisman	Investment Manager	221 Royal Palm Way, 2nd Floor, Palm Beach, FL 33480	United States
Kevin McNiel	Managing Director of Research	510 Madison Avenue, 7th Floor, New York, NY 10022	United States
Fabricio Mitre	Investor		Brazil
Jeffrey Cardinal	Director of New Business Development, Enbridge Energy		Canada
Matthew Weil	Chief Financial Officer, Delfin Midstream		United States

Executive Officers

Name	Position	Principal Occupation or Employment	Citizenship
Frederick Jones	Chief Executive Officer	Chief Executive Officer	New Zealand

Delfin Midstream LLC (“Delfin Midstream”)

Executive Officers

Name	Position	Principal Occupation or Employment	Citizenship
Frederick Jones	Chief Executive Officer	Chief Executive Officer, Fairwood	New Zealand
William R. Nichols	President	CEO, CFO and Director of the Issuer	United States
Matthew Weil	Chief Financial Officer	Chief Financial Officer, Delfin	United States

Exhibit A

COMMON STOCK PURCHASE AGREEMENT

By and Between

Delfin Midstream LLC

as Purchaser

AND

MICHAEL S. EGAN, S. JACQUELINE EGAN, DANCING BEAR INVESTMENTS, INC.,
E&C CAPITAL PARTNERS, LLLP, E&C CAPITAL PARTNERS II, LLLP, THE
REGISTRY MANAGEMENT COMPANY, LLC AND CERTAIN GRATS (AS MORE PARTICULARLY NAMED HEREIN)
as Sellers

Dated: December 20, 2017 to be effective as of December 31, 2017

This COMMON STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of December 20, 2017, to be effective as of December 31, 2017, by and between DELFIN MIDSTREAM, LLC, a Delaware limited liability company (“the Purchaser”) and MICHAEL S. EGAN, S. JACQUELINE EGAN, DANCING BEAR INVESTMENTS, INC., a Florida corporation, E&C CAPITAL PARTNERS, LLLP, a Florida limited liability limited partnership, E&C CAPITAL PARTNERS II, LLLP, a Florida limited liability limited partnership, THE REGISTRY MANAGEMENT COMPANY, LLC, a Florida limited liability company, AND Those certain Grantor Retained Annuity Trusts (each a “GRAT”) with Michael S. Egan, as grantor, and with a separate GRAT for the benefit of each of Eliza Shenners Egan, Catherine Lewis Egan, Teague Michael Thomas Egan, Riley Martin Michael Egan AND Sarah Egan Mooney (collectively, the “Sellers”).

W I T N E S S E T H:

WHEREAS, the Sellers, each controlled by Michael S. Egan, are currently the beneficial owner of 334,899,952 shares of THEGLOBE.COM, INC. a Delaware corporation (the “Globe” or the “Company”), representing approximately 75.9% of the Globe’s issued and outstanding common stock; and

WHEREAS, Sellers desire to sell 312,825,952 shares of the Globe as delineated on Schedule I hereto (the “Shares”) representing approximately 70.8% of the Globe’s issued and outstanding common stock to Purchaser; and

WHEREAS, the Sellers are retaining 22,060,000 shares of the Globe, representing approximately 4.99% of the Globe’s issued and outstanding common stock; and

WHEREAS, as of the date hereof, the Sellers desire to sell all of the Shares to the Purchaser, and the Purchaser desires to purchase all of the Shares from the Sellers, pursuant to and in accordance with the provisions of this Agreement.

Agreement

Now, Therefore, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Agreement To Sell And Purchase.

1.1.       Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as hereinafter defined) the Sellers agree to sell to the Purchaser, and the Purchaser agrees to purchase from the Sellers, the Shares.

1.2.       Purchase Price. The purchase price for the Shares shall be $25,000 (the “Purchase Price”).

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2.       Closing, Delivery And Payment.

2.1.       Closing. Subject to satisfaction or waiver of the conditions to closing set forth in Section 5 hereof, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at the offices Greenberg Traurig P.A, 5100 Town Center Circle, Suite 400, Boca Raton, FL 33486, effective as of December 31, 2017, or on such other time and place as may be agreed upon among the Sellers and the Purchaser (such date, the “Closing Date”). At the Closing, the Sellers shall convey, assign, deliver, transfer and sell the Shares to the Purchaser, free and clear of all liens, claims, charges and encumbrances against payment of the Purchase Price in immediately available funds by the Purchaser to the Sellers, and allocated among the Sellers, as more particularly described on Annex A.

2.2.       Delivery of Share Certificates. At the Closing, the Sellers shall be required to deliver to the Purchaser one or more irrevocable stock powers in a form satisfactory to the Purchaser transferring the Shares, together with the original share certificates relating to such Shares, except to the extent any of such Shares are held in street name, with such stock powers duly endorsed in blank.

2.3 Payment. Purchaser shall pay Sellers via wire transfer to the account specified on Schedule 2 the Purchase Price.

3.       Representations and Warranties Regarding the Sellers.

The Sellers hereby represent and warrant to the Purchaser as of the date of this Agreement that:

3.1.       Ownership of Shares. The Sellers represent that the Shares are free and clear of all liens, claims, charges or encumbrances. The Shares are duly authorized, validly issued, fully paid and nonassessable, and are free of preemptive rights or any other third party rights.

3.2.       Authority and Validity. The execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of the Sellers. This Agreement has been duly and validly executed and delivered by the Sellers, and is the valid and binding obligation of Sellers, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (ii) general principles of equity that restrict the availability of equitable remedies.

3.3.       Valid Issuance of Shares. The Shares are duly authorized and, were validly issued, paid for and delivered in accordance with the terms and for the consideration set forth relating to their initial issuance.

3.4.       No Litigation. No proceeding shall be pending or threatened against any of the Sellers as of the date of this Agreement and the Closing Date pursuant to which an unfavorable order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded, or wherein such unfavorable determination might materially and adversely affect the transactions contemplated by this Agreement (and no such order shall be in effect).

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3.5.       No Material Adverse Effect. Since January 1, 2017, to the knowledge of the Sellers, there has not occurred any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes or effects, has had, or would reasonably be expected to have, a Material Adverse Effect, which for purposes of this Agreement shall mean a material adverse effect on the Globe’s reporting company status or financial condition; provided, however, that a Material Adverse Effect shall not include any effect arising out of or attributable to: (i) general economic changes affecting the United States or foreign securities or currency markets generally; (ii) changes resulting from earthquakes and other natural disasters, hostilities, sabotage, military conflicts or foreign or domestic terrorism, or any escalation or material worsening of any such hostilities, sabotage, military conflicts or foreign or domestic terrorism existing or underway as of the Closing Date; (iii) changes in applicable law or accounting rules; or (iv) compliance with the material terms of this Agreement, including the occurrence of each of the conditions precedent to Closing set forth in Section 5.1 hereof (including without limitation, with respect to the forgiveness of indebtedness contemplated by Sections 5.1(b) through (d) thereof).

3.6.       No Other Representations. Except for the representations and warranties contained in this Section 3, no Seller has made nor makes any other express or implied representation or warranty, either written or oral, relating to any Seller or the Globe, its assets, liabilities, financial condition or prospects, including without limitation, as to any future revenue, profitability or other success of the Globe’s business.

4.       Representations And Warranties of the Purchaser.

The Purchaser hereby represents and warrants to the Sellers as follows:

4.1.       Requisite Power and Authority. The Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out its provisions. All action on the Purchaser’s part required for the lawful execution and delivery of this Agreement have been or will be effectively taken prior to the Closing. Upon its execution and delivery, this Agreement will be a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

4.2.       Restrictions on Resale by the Purchaser. The Purchaser understands (i) that the Shares have not been registered under the Securities Act, (ii) that the Company has no present intention of registering the Shares, and (iii) that the Shares are a “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Purchaser hereby represents and warrants as follows:

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(a)       Purchaser Bears Economic Risk. The Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, and specifically within the franchised restaurant business, so that he is capable of evaluating the merits and risks of his investment in the Company and has the capacity to protect his own interests. The Purchaser acknowledges and understands that he must bear the economic risk of this investment indefinitely unless and until the Shares are registered pursuant to the Securities Act, or an exemption from registration is available. The Purchaser understands that the Company has no present intention of registering the Shares. The Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow the Purchaser to transfer all or any portion of the Shares under the circumstances, in the amounts or at the times the Purchaser might propose.

(b)       Acquisition for Own Account. The Purchaser is acquiring the Shares for the Purchaser’s own account for investment only, and not with a view towards its distribution.

(c)       Purchaser Can Protect its Interest. The Purchaser represents that by reason of his business, investment and financial experience, the Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Further, the Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in this Agreement.

(d)       Accredited Investor. The Purchaser represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

(e)       Restricted Securities. The Purchaser acknowledges and agrees that the Shares are a “restricted securities” as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

4.3.       Access to Company Information. The Purchaser has had an opportunity to receive, and fully and carefully review, all information related to the Company and the Shares requested by he and to ask questions of and receive answers from the Company regarding the Company, its assets, liabilities, prospects, business and operations. The Purchaser’s decision to enter into this Agreement has been made based solely on the independent evaluation of the Purchaser. The Purchaser is not relying on any representation or warranty (other than those expressly set forth in Section 3 hereof) or other statements of any of the Sellers or their agents relating to the Company, its assets, liabilities, prospects, business or operations.

4.4. Fees. The Purchaser has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

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5.       CONDITIONS PRECEDENT

5.1.        Conditions Precedent to the Obligation of the Purchaser to Consummate the Closing. The obligation of the Purchaser to purchase the Shares at the Closing is subject to the fulfillment on or before the Closing of each of the following conditions, unless waived by such the Purchaser (provided, however, in the event original documentation cannot be located with respect to the items (b)(c) or (d) below, Sellers may deliver an Affidavit of Lost Note (or other applicable document) reasonably acceptable to Purchaser):

(a)       Delivery to the Purchaser by the Sellers of the original share certificates in accordance with the requirements of Section 2.2.

(b) Delivery to the Purchaser of documentation evidencing satisfaction of the amounts owed pursuant to the 2008 revolving loan notes, inclusive of interest, penalties or fees of any kind pursuant to the Revolving Loan Agreement and the subsequent 2009 Note and Modification Agreement between the Globe and Dancing Bear Investments, Inc. (“Dancing Bear”).

(c)        Delivery to the Purchaser of satisfaction of March 2016, November 2016, March 2017 Promissory Notes due to Dancing Bear or any of the Sellers, and any other Notes or loans outstanding inclusive of any interest, penalties or fees of any kind.

(d)        Delivery to the Purchaser satisfaction of any Promissory Notes due to any of the Sellers, including, but not limited to E&C Capital Partners LLLP, E&C Capital Partners II, LLC, inclusive of any interest, penalties or fees of any kind.

(e)       Delivery to the Purchaser of termination of the Master Services Agreement between Dancing Bear and the Globe of September 29, 2008, and satisfaction of accrued fees, inclusive on interest, thereunder.

(f)       Delivery to Purchaser of satisfaction or waiver of any accrued compensation to employees and/or officers.

(g)       Resignation of all Officers and Directors of the Globe and appointment of William (“Rusty”) Nichols as a continuing Director of the Globe.

(h)       Each representation and warranty made by the Sellers contained herein shall be true and correct on and as of the Closing Date. The Sellers shall have performed or complied with all covenants, agreements and conditions herein required to be performed or complied with by the Sellers on or prior to the Closing.

(i)       No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official or shall be pending against or involving the Company.

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(j)       This Agreement and the transactions contemplated hereby, shall not be prohibited by any law, rule, governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other person with respect to any of the transactions contemplated by this Agreement shall have been duly obtained or made and shall be in full force and effect; provided, however, it shall be a post-closing obligation of the Purchaser, on behalf of the Globe, to make all appropriate filings and reports due as a consequence of the transactions contemplated by this Agreement pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(k)       All limited liability company and other proceedings required to carry out the transactions contemplated by this Agreement, and all instruments and other documents relating to such transactions to be consummated at the Closing shall be reasonably satisfactory in form and substance to the Purchaser and the Purchaser shall have received copies of such instruments and documents which it shall have reasonably requested in connection with such transactions.

5.2.        Conditions Precedent to the Obligation of the Sellers to Consummate the Closing. The obligation of the Sellers to consummate the Closing and of the Sellers to sell the Shares to the Purchaser at the Closing is subject to the satisfaction of the following conditions precedent by the Purchaser:

(a)       The representations and warranties of the Purchaser contained herein shall be true and correct on and as of the Closing Date.

(b)       The Purchaser shall have performed or complied with all of its covenants, agreements and conditions herein required to be performed or complied with by such the Purchaser on or prior to the Closing, including payment of the Purchase Price.

(c)       This Agreement and the transactions contemplated hereby, shall not be prohibited by any law, rule, governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other person with respect to any of the transactions contemplated by this Agreement shall have been duly obtained or made and shall be in full force and effect; provided, however, it shall be a post-closing obligation of the Purchaser, on behalf of the Globe, to make all appropriate filings and reports due as a consequence of the transactions contemplated by this Agreement pursuant to the reporting requirements of the Exchange Act.

(d)       All proceedings required to carry out the transactions contemplated by this Agreement, and all instruments and other documents relating to such transactions to be consummated at the Closing shall be reasonably satisfactory in form and substance to Michael S. Egan and Michael S. Egan shall have received copies of such instruments and documents which he shall have reasonably requested in connection with such transactions.

6.       Indemnification

6.1. Indemnification of the Purchaser. The maximum aggregate liability of Sellers relating solely to Shares held by Sellers shall be $25,000. Notwithstanding the foregoing, the Sellers agree to indemnify, defend and hold harmless the Purchaser and its affiliates, officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (collectively, the “Purchaser Indemnitees”) to the fullest extent permitted by law from and against any and all claims, losses, liabilities, damages, deficiencies, judgments, assessments, fines, settlements, costs or expenses (including administrative, judicial or regulatory proceedings, interest, penalties, costs of investigation and reasonable fees, disbursements and other charges of counsel) (collectively, “Losses”) based upon, arising out of or otherwise in respect of any breach by the Sellers of any representation, warranty, covenant or agreement of the Sellers contained in this Agreement.

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6.2. Indemnification of the Sellers. The Purchaser agrees to indemnify, defend and hold harmless the Sellers and its assigns, successors, affiliates, heirs, executors and administrators, officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (collectively, the “Sellers Indemnitees”) to the fullest extent permitted by law from and against any and all Losses based upon, arising out of or otherwise in respect of any breach by the Purchaser of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement.

6.3. Notice. Any party entitled to receive indemnification under this Section (the “Indemnified Party”) agrees to give prompt written notice to the party or parties required to provide such indemnification (the “Indemnifying Parties”) upon the occurrence of any indemnifiable Loss or the assertion of any claim or the commencement of any action or proceeding in respect of which such a Loss may reasonably be expected to occur (a “Loss Claim”), but the Indemnified Party’s failure to give such notice will not affect the obligations of the Indemnifying Party under this Section, except to the extent that the Indemnifying Party is materially prejudiced thereby, and will not affect the Indemnifying Party’s obligations or liabilities otherwise than under this Section. Such written notice will set forth a reference to the event or events forming the basis of such Loss or Loss Claim and the estimated amount involved, unless such amount is uncertain or contingent, in which event the Indemnified Party will give an additional written notice when the amount becomes fixed.

6.4. Defense of Claims. The Indemnifying Party may at its option elect to assume and control the defense of any Loss Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of expenses related thereto, if (a) the Indemnifying Party provides reasonable evidence to the Indemnified Party of its financial ability to satisfy such indemnification obligation; (b) the Loss Claim does not seek to impose any liability or obligation on the Indemnified Party other than for money damages; and (c) the Loss Claim does not relate to the Indemnified Party’s relationship with its customers or employees. If such conditions are satisfied and the Indemnifying Party elects to assume and control the defense of a Loss Claim, then (x) the Indemnifying Party shall be entitled to compromise or settle such claim only with the written consent of the Indemnified Party, which consent will not be unreasonably withheld and (y) the Indemnified Party may employ separate counsel and participate in the defense thereof, but the Indemnified Party will be responsible for the fees and expenses of such counsel unless the Indemnifying Party has failed to adequately assume the defense of such Loss Claim or to employ counsel with respect thereto after giving the Indemnified Party notice of its election to assume defense of such Loss Claim. If such conditions are not satisfied or the Indemnifying Party elects not to assume defense of a Loss Claim, the Indemnified Party shall have the right to assume and control the defense of the Loss Claim at the Indemnifying Party’s cost and expense; provided that the Indemnified Party may not settle any such Loss Claim without the consent of the Indemnifying Party, which consent will not be unreasonably withheld.

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6.5. Survival. All representations and warranties made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement for a period equal to (12) months from the Closing; provided, however, that the representations and warranties contained in Section 3.1 (Ownership of Shares) will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement for a period equal to six (6) years from the Closing. No party shall be liable pursuant hereto for any breach of any warranty, representation, or agreement contained herein or made by such party under or in connection with this Agreement unless the party entitled to indemnification shall have given written notice to such party of the basis of its claim within the aforementioned periods.

7.       Miscellaneous.

7.1.       Publicity. Except to the extent required by applicable laws, rules and regulations, the parties hereto shall not, without the prior written consent of the other, make any public announcement or issue any press release with respect to the terms and conditions of, and transactions contemplated by, this Agreement.

7.2.       Governing Law. This Agreement shall be governed in all respects by the laws of the State of Florida as such laws are applied to agreements between Florida residents entered into and performed entirely in Florida.

7.3.       Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Shares from time to time.

7.4.       Entire Agreement. This Agreement, the exhibits and schedules hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

7.5.       Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.6. Amendment. This Agreement may only be amended by an instrument in writing signed by the parties hereto.

7.7.       Delays or Omissions; Waiver. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by any party of any breach, default or noncompliance under this Agreement by any other party must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

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7.8.       Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) calendar day after deposit with a nationally recognized overnight courier, specifying next calendar day delivery, with written verification of receipt), in each case to the appropriate addresses and telecopier numbers set forth in the preamble (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties).

7.9.       Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

7.10.       Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

7.11.       Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

7.12.       Further Assurances. Each party agrees to cooperate fully with the other parties, to take such actions, to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

7.13.       Post-Closing Transition; Schedule 14F. For a period of 6 months from the Closing, the Sellers agree to cooperate and assist Purchaser subsequent to the Closing of this transaction to the extent Purchaser reasonably requests such services and/or information on any matters related to the Company’s (or any of its current or past subsidiaries) history, prior operations, reporting company status, financial or legal history; provided, however, in no event shall the Sellers be required to incur any costs or expenses in connection with such cooperation and assistance nor to devote collectively more than ten (10) hours per month to any such activities. Without limiting the generality of the foregoing, the parties acknowledge and agree that the Sellers shall have no responsibility for the preparation or costs associated with any reports or filings on behalf of the Globe subsequent to the Closing, including without limitation, with respect to its annual report on Form 10-K for the year ending December 31, 2017 and current report on Form 8-K with respect to the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Sellers and Purchaser shall split 50/50 the cost of the Edgar filing, printing and mailing of the Schedule 14F-1 Information Statement of the Globe. This provision shall survive Closing.

7.14.       Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PURCHASER:
Delfin Midstream, LLC,
a Delaware limited liability company

By:	/s/ Frederick Jones
Frederick Jones, Chief Executive Officer

SELLERS:

/s/ Michael S. Egan
Michael S. Egan

/s/ S. Jacqueline Egan
S. Jacqueline Egan

Dancing Bear Investments, Inc., a Florida corporation

By:	/s/ Michael S. Egan
Michael S. Egan, President

E&C Capital Partners, LLLP, a Florida limited liability limited partnership,

By:	E&C Capital Ventures, Inc.,
a Florida corporation, General Partner

By:	/s/ Michael S. Egan
Michael S. Egan, CEO

Signatures continue on following page

E&C Capital Partners II, LLLP,
a Florida limited liability limited partnership,

By:	E&C Capital Ventures, Inc.,
a Florida corporation, General Partner

By:	/s/ Michael S. Egan
Michael S. Egan, CEO

The Registry Management Company, LLC,
a Florida limited liability company,

By:	/s/ Michael S. Egan
Michael S. Egan, Manager

Michael S. Egan Grantor Retained Annuity Trust
Dated as of April 30, 1996 F/B/O Eliza Shenners Egan

By:	/s/ Michael S. Egan
Michael S. Egan, Trustee

Michael S. Egan Grantor Retained Annuity Trust
Dated as of April 30, 1996 F/B/O Catherine Lewis Egan

By:	/s/ Michael S. Egan
Michael S. Egan, Trustee

Michael S. Egan Grantor Retained Annuity Trust
Dated as of April 30, 1996 F/B/O Teague Michael Thomas Egan

By:	/s/ Michael S. Egan
Michael S. Egan, Trustee

Signatures continue on following page

Michael S. Egan Grantor Retained Annuity Trust
Dated as of April 30, 1996 F/B/O Riley Martin Michael Egan

By:	/s/ Michael S. Egan
Michael S. Egan, Trustee

Michael S. Egan Grantor Retained Annuity Trust
Dated as of April 30, 1996 F/B/O Sarah Egan Mooney

By:	/s/ Michael S. Egan
Michael S. Egan, Trustee

Exhibit B

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001 per share, of theglobe.com, inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 10, 2018

FAIRWOOD PENINSULA ENERGY CORPORATION

By:	/s/ Frederick Jones
Name:	Frederick Jones
Title:	Chief Executive Officer

DELFIN MIDSTREAM LLC

By:	/s/ Frederick Jones
Name:	Frederick Jones
Title:	Chief Executive Officer